

September 10, 2015

Mailstop 4561

Frank A. Calderoni
Executive Vice President, Operations &
Chief Financial Officer
Red Hat, Inc.
100 East Davie Street
Raleigh, NC 27601

>   **Re: Red Hat, Inc.**
>   **Form 10-K for the Fiscal Year Ended February 28, 2015**
>   **Filed April 28, 2015**
>   **File No. 001-33162**

Dear Mr. Calderoni:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Kathleen Collins

                        Kathleen Collins
                        Accounting Branch Chief
                        Office of Information Technologies
                        and Services